(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A.

Interim Financial Statements for the Quarter Ended March 31, 2007 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT AUDITORS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of March 31, 2007, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to above for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The individual and consolidated statements of cash flows for the quarter ended March 31, 2007 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly presented, in all material respects, in relation to the interim financial statements for the quarter ended March 31, 2007 taken as a whole.

5. We had previously, respectively, audited and reviewed the Company and consolidated balance sheets as of December 31, 2006 and the Company and consolidated statements of income and supplemental statements of cash flows for the quarter ended March 31, 2006, presented for comparative purposes, and issued an unqualified opinion thereon and an unqualified review report thereon, dated January 26, 2007 and April 20, 2006, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 23, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – NIRE 35300188349		

01.02 – HEAD OFFICE

1 – ADRESS AVENUE BRIGADEIRO FARIA LIMA, 3600			2 – SUBURB OR DISTRICT ITAIM BIBI	
3 – POSTAL CODE 04538-132	4 – MUNICIPALITY SÃO PAULO			5 – STATE SP
6-AREA CODE 011	7–TELEPHONE 3046-5800	8–TELEPHONE	9–TELEPHONE	10–TELEX
11-AREA CODE 011	12–FAX 3046-5846	13–FAX	14–FAX	
15 – E-MAIL klabin@klabin.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME RONALD SECKELMANN				
2 – ADDRESS AVENUE BRIGADEIRO FARIA LIMA, 3600			3 – SUBURB OR DISTRICT ITAIM BIBI	
4 – POSTAL CODE 04538-132	5 – MUNICIPALITY SÃO PAULO			6 – STATE SP
7-AREA CODE 011	8 – TELEPHONE 3046-8400	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12-AREA CODE 011	13 – FAX 3046-5846	14 – FAX	15 – FAX	
16 – E-MAIL rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
1/01/2007	12/31/2007	1	01/01/2007	03/31/2007	4	10/01/2006	12/31/2006

9 – INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Eduardo Jorge Costa Martins	066.557.558-08

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 3/31/2007	2 - PRIOR QUARTER 12/31/2006	3 - SAME QUARTER IN PRIOR YEAR 3/31/2006
Paid-up capital			
1 – Common	316,827	316,827	316,827
2 – Preferred	600,856	600,856	600,856
3 – Total	917,683	917,683	917,683
Treasury shares			
4 – Common	0	0	0
5 – Preferred	13,485	5,757	0
6 – Total	13,485	5,757	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 104 – Paper and Pulp Industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 – EVENT	3 – DATE OF APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Annual/Extraordinary Shareholders' Meeting	03/14/2007	Dividend	03/30/2007	COMMON	0.1141800000
02	Annual/Extraordinary Shareholders' Meeting	03/14/2007	Dividend	03/30/2007	PREFERRED	0.1256000000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousand)	4 – AMOUNT OF ALTERATION (R$ thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)
01	03/14/2007	1,500,000	891	Capital reserves	0	0,0000000000
02	03/14/2007	1,500,000	399,109	Profit reserves	0	0,0000000000

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – Signature
4/24/2007	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 3/31/2007	4 - 12/31/2006
1	Total Assets	6,397,724	5,968,827
1.01	Current Assets	2,628,836	2,764,801
1.01.01	Cash and cash equivalents	1,581,233	1,762,368
1.01.01.01	Cash and banks	4,358	7,098
1.01.01.02	Temporary cash investments	1,576,875	1,755,270
1.01.02	Receivables	596,792	559,700
1.01.02.01	Trade accounts receivable	386,730	397,673
1.01.02.02	Other receivables	210,062	162,027
1.01.02.02.01	Discounted exchange and trade receivables	(17,043)	(35,314)
1.01.02.02.02	Allowance for doubtful accounts	(26,329)	(26,397)
1.01.02.02.03	Subsidiaries and affiliates	253,434	223,738
1.01.03	Inventories	255,604	261,922
1.01.04	Other	195,207	180,811
1.01.04.01	Recoverable taxes	140,439	127,778
1.01.04.02	Prepaid expenses	7,452	879
1.01.04.03	Prepaid expenses - subsidiaries	3,450	7,434
1.01.04.04	Notes receivable	2,683	2,745
1.01.04.05	Other receivables	41,183	41,975
1.02	Noncurrent Assets	3,768,888	3,204,026
1.02.01	Long-term assets	326,051	297,689
1.02.01.01	Sundry receivables	-	-
1.02.01.02	Receivables from related parties	1,757	1,161
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	1,757	1,161
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	324,294	296,528
1.02.01.03.01	Deferred income and social contribution taxes	94,036	106,592
1.02.01.03.02	Escrow deposits	85,403	92,457
1.02.01.03.03	Taxes available for offset	99,883	52,278
1.02.01.03.04	Prepaid expenses	5,028	5,023
1.02.01.03.05	Other receivables	38,483	38,683
1.02.01.03.06	Notes receivable	1,461	1,495
1.02.02	Permanent assets	3,442,837	2,906,337
1.02.02.01	Investments	582,539	484,119
1.02.02.01.01	In affiliated companies	-	-
1.02.02.01.03	In subsidiaries	573,914	481,995
1.02.02.01.05	Other investments	8,625	2,124
1.02.02.02	Property, plant and equipment	2,787,515	2,367,420
1.02.02.03	Intangible	-	-
1.02.02.04	Deferred charges	72,783	54,798

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 3/31/2007	4 - 12/31/2006
2	Total liabilities and shareholders' equity	6,397,724	5,968,827
2.01	Current liabilities	1,074,867	1,087,433
2.01.01	Loans and financing	273,662	284,450
2.01.02	Debentures	330,803	320,552
2.01.03	Trade accounts payable	262,541	203,305
2.01.04	Taxes payable	72,071	30,009
2.01.04.01	Other taxes	38,899	22,982
2.01.04.02	Provision for income and social contribution taxes	33,172	7,027
2.01.05	Dividends payable	-	110,003
2.01.06	Provisions	-	-
2.01.07	Payables to related parties	49,016	40,918
2.01.08	Other	86,774	98,196
2.01.08.01	Salaries, vacation and payroll charges	46,807	62,956
2.01.08.02	Other payables	39,967	35,240
2.02	Noncurrent liabilities	2,735,862	2,420,623
2.02.01	Long-term liabilities	2,735,862	2,420,623
2.02.01.01	Loans and financing	2,638,439	2,333,072
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	-	-
2.02.01.04	Payables to related parties	-	-
2.02.01.06	Other	97,423	87,551
2.02.01.06.01	Deferred income and social contribution taxes	2,669	1,384
2.02.01.06.02	Provision for contingencies	45,014	44,737
2.02.01.06.03	Other payables	49,740	41,430
2.04	Shareholders' equity	2,586,995	2,460,771
2.04.01	Capital	1,500,000	1,100,000
2.04.02	Capital reserves	84,150	84,879
2.04.02.01	Special Restatement – Law N° 8200/91	83,986	83,986
2.04.02.02	Tax incentives	164	893
2.04.03	Revaluation reserves	84,695	85,220
2.04.03.01	Own assets	84,695	85,220
2.04.03.02	Subsidiaries/Affiliates	-	-
2.04.04	Profit reserves	752,309	1,190,672
2.04.04.01	Legal	111,951	111,951
2.04.04.02	Statutory	705,544	1,104,600
2.04.04.07	Other Profit reserves	(65,186)	(25,879)
2.04.04.07.01	Treasury shares	(65,186)	(25,879)
2.04.05	Retained earnings	165,841	-

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3- 1/01/2007 To 3/31/2007	4- 1/01/2007 to 3/31/2007	5- 1/01/2006 To 3/31/2006	6- 1/01/2006 To 3/31/2006
3.01	Gross revenue from sales and/or services	778,246	778,246	761,460	761,460
3.02	Deductions	(128,400)	(128,400)	(127,027)	(127,027)
3.03	Net revenue from sales and/or services	649,846	649,846	634,433	634,433
3.04	Cost of sales and/or services	(504,224)	(504,224)	(493,352)	(493,352)
3.05	Gross profit	145,622	145,622	141,081	141,081
3.06	Operating (expenses) income	60,897	60,897	66,536	66,536
3.06.01	Selling	(41,313)	(41,313)	(48,759)	(48,759)
3.06.02	General and administrative	(40,807)	(40,807)	(38,862)	(38,862)
3.06.03	Financial, net	57,701	57,701	90,355	90,355
3.06.03.01	Financial income	53,022	53,022	130,144	130,144
3.06.03.01.01	Income	64,105	64,105	143,750	143,750
3.06.03.01.02	Exchange gain	(11,083)	(11,083)	(13,606)	(13,606)
3.06.03.02	Financial expenses	4,679	4,679	(39,789)	(39,789)
3.06.03.02.01	Expenses	(57,211)	(57,211)	(45,277)	(45,277)
3.06.03.02.02	Exchange loss	61,890	61,890	5,488	5,488
3.06.04	Other operating income	1,312	1,312	8,249	8,249
3.06.05	Other operating expenses	(1,503)	(1,503)	(10,799)	(10,799)
3.06.06	Equity in subsidiaries	85,507	85,507	66,352	66,352
3.07	Income from operations	206,519	206,519	207,617	207,617
3.08	Nonoperating income, net	5,972	5,972	143	143
3.08.01	Income	8,695	8,695	(78)	(78)
3.08.02	Expenses	(2,723)	(2,723)	221	221
3.09	Income before taxes and profit sharing	212,491	212,491	207,760	207,760
3.10	Provision for income and social contribution taxes	(33,156)	(33,156)	180	180
3.11	Deferred income tax	(13,841)	(13,841)	(45,286)	(45,286)
3.12	Statutory profit sharing/contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on capital	-	-	-	-
3.15	Net income	165,494	165,494	162,654	162,654
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	904,198	904,198	917,683	917,683
	EARNINGS PER SHARE	0.18303	0.18303	0.17724	0.17724
	LOSS PER SHARE				

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais – R$ or U.S. dollars – US$, unless otherwise stated)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

The Company established silent partnerships, with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through granting of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships guarantee Klabin S.A. priority in the acquisition of forest products at market prices.

Expansion project (unaudited)

The MA 1100 Project was approved at the Extraordinary Board of Directors' Meeting held in January 2006. The purpose of this project is to increase the production capacity of the plant located in Telêmaco Borba, State of Paraná, from 700 thousand tons/year to 1.1 million tons/year, and includes an increase of 350.0 thousand tons/year in cardboard production, to 740 thousand tons/year, and growth of 50.0 thousand tons/year in kraft paper, with completion scheduled for the 4th quarter of 2007. The investment in the Expansion Project is estimated at R$ 2.2 billion.

2 SIGNIFICANT ACCOUNTING PRACTICES

Accounting practices applied

The interim financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The interim financial statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2006.

3 CONSOLIDATION CRITERIA

The consolidation criteria were consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2006. The investments as of March 31, 2007 are described in note 7.

4 CASH AND CASH EQUIVALENTS

a) Company

	3/31/2007		12/31/2006	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Investment funds (*)	71,225	12.7	71,685	13.2
Bank certificate of deposit	896,838	12.8	1,172,453	13.2
Notes in Brazilian reais (R$) (**)	79,628	11.4	77,479	12.8
Republic of Áustria bonds (**)	528,919	11.6	300,778	11.4
Cash and banks	3,879		6,589	
	1,580,489		**1,628,984**	
In foreign currency				
Bank certificate of deposit			132,602	5.3
Investment funds	265	5.3	273	5.3
Cash and banks	479		509	
	744		**133,384**	
	1,581,233		**1,762,368**	
In the country	971,927		1,250,727	
Abroad	609,306		511,641	
	1,581,233		**1,762,368**	

b) Consolidated

	3/31/2007		12/31/2006	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Investment funds (*)	100,582	12.7	111,498	13.2
Bank certificate of deposit	896,838	12.8	1,170,493	13.2
Notes in Brazilian reais (R$) (**)	522,804	11.4	444,161	12.7
Republic of Áustria bonds (**)	528,919	11.6	300,778	11.4
Cash and banks	9,260		9,541	
	2,058,403		**2,036,471**	
In foreign currency				
Bank certificate of deposit	8,847	5.0	146,530	5.2
Investment funds	52,478	4.3	85,103	6.0
Cash and banks	33,087		22,077	
	94,412		**253,710**	
	2,152,815		**2,290,181**	
In the country	1,003,861		1,291,531	
Abroad	1,148,954		998,650	
	2,152,815		**2,290,181**	

(*)*The exclusive investment fund portfolio is composed of the following:*

	Company		Consolidated	
	03/31/2007	12/31/2006	03/31/2007	12/31/2006
Fixed income				
. Federal government securities	29%	34%	17%	28%
. CDBs (bank certificates of deposit)	26%	31%	25%	35%
. Companies' debentures	34%	28%	49%	26%
. Other	11%	7%	9%	11%
	100%	**100%**	**100%**	**100%**

(**)*Foreign investment in Brazilian reais - R$.*

5 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Nature and expectation of realization or settlement of deferred taxes

Deferred income and social contribution taxes, recorded in the financial statements, arise from temporarily nondeductible provisions, taxes challenged in courts, in the Company, and tax loss carryforwards in the Company and subsidiaries. Since it was difficult to foresee exactly when the deferred taxes will be realized, especially those related to nondeductible provisions and taxes challenged in courts, the Company's management decided to maintain the full amount of tax credits classified in noncurrent assets.

	Company		Consolidated	
	03/31/2007	12/31/2006	03/31/2007	12/31/2006
Nondeductible provisions	41,931	42,965	41,931	42,965
Taxes being challenged in court	6,286	6,277	6,286	6,277
Tax loss carryforwards	45,819	57,350	48,364	60,669
Noncurrent assets	**94,036**	**106,592**	**96,581**	**109,911**
Deferred income tax on sale of assets	541	541	541	541
Temporary cash investments – fixed-income	1,431		1,431	
Accelerated depreciation	697	843	697	843
Noncurrent liabilities	**2,669**	**1,384**	**2,669**	**1,384**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Board of Directors, expects that tax credits will be realized from 2007 to 2010, as shown below:

		03/31/2007
	Company	Consolidated
2007	31,040	33,585
2008	18,895	18,895
2009	33,927	33,927
2010	10,174	10,174
	94,036	**96,581**

b) Reconciliation of income and social contribution taxes

	Company		Consolidated	
	03/31/2007	03/31/2006	03/31/2007	03/31/2006
Income before income and social contribution taxes	**212,491**	**207,760**	**218,737**	**216,229**
Income and social contribution taxes at the rate of 34%	72,247	70,638	74,370	73,518
Tax effects of the main additions (deductions):				
. Equity in subsidiaries	(29,072)	(22,560)	12	68
. Difference in taxation - subsidiaries			(19,091)	(22,181)
. Other effects	3,822	(2,972)	(5,375)	(2,222)
	46,997	**45,106**	**49,916**	**49,183**
Income and social contribution taxes:				
. Current	33,156	(180)	35,301	3,040
. Deferred	13,841	45,286	14,615	46,143
Income and social contribution taxes in the statement of income	**46,997**	**45,106**	**49,916**	**49,183**

5 RELATED PARTIES

											Company
									03/31/2007	12/31/2006	03/31/2006
	Klabin Argentina S.A.	Klabin Trade	Silent Partnerships Paraná	Silent Partnerships Santa Catarina	Sogemar - Sociedade Geral de Marcas	Monteiro Aranha S.A.	Klabin Irmãos & Cia.	Other	Total	Balance	Statement of Income
	(i)	(ii)	(i) e (iii)	(i) e (iii)	(iv)	(iv)	(v)				
Current assets	3,139	246,927	2,616	752			3,450		256,884	231,172	
Noncurrent assets		519						1,238	1,757	1,161	
Current liabilities			27,978	19,374	1,205	247		212	49,016	40,918	
Revenue from sales	6,493	126,948							133,441		75,353
Purchases			40,050	27,650					67,700		79,640
Commission for guarantee - expense							3,987		3,987		899
Royalties expenses					3,525	722		567	4,814		4,627
Other revenues (expenses)											102

(i) *Balance receivable from transactions conducted under usual market prices and terms;*
(ii) *Shipment of paper at production cost, plus margin of approximately 20%;*
(iii) *Purchase of wood under usual market prices and terms;*
(iv) *Trademark license;*
(v) *1% per year commission for guarantee on the financing from the BNDES (National Bank for Economic and Social Development).*

7 INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

						Company
				03/31/2007		12/31/2006
Subsidiaries		Ownership interest - %	Equity in subsidiaries for the period	Investment	Equity in subsidiaries for the period	Investment
. Klabin Limited	(i)	100	29,445	285,717	55,130	256,272
. Klabin Argentina S.A.	(ii)	100	(843)	29,165	1,539	30,010
. Other			(401)	7,907	(723)	8,305
			28,201	**322,789**	**55,946**	**294,587**
Silent partnerships	(iii)	Average ownership interest - %				
. Paraná		94	31,594	206,266	125,150	157,621
. Santa Catarina		95	25,712	44,859	103,733	29,787
			57,306	**251,125**	**228,883**	**187,408**
			85,507	**573,914**	**284,829**	**481,995**

(i) *Parent company of Klabin Trade*
(ii) *Direct and indirect ownership interest*
(iii) *Equity for the period from January to March 2007 was R$ 34,855.*

8 PROPERTY, PLANT AND EQUIPMENT

					03/31/2007	12/31/2006
		Annual depreciation rate (%)	Revalued cost	Accumulated depreciation and depletion	Net	Net
a)	**Company**					
	Land		132,084		**132,084**	**136,297**
	Buildings and constructions	4	364,304	(183,591)	**180,713**	**182,215**
	Machinery, equipment and installations	5 a 20	2,747,214	(1,724,628)	**1,022,586**	**1,043,529**
	Construction in progress		591,867		**591,867**	**294,279**
	Forestation and Reforestation	(*)	332,637	(142,063)	**190,574**	**225,070**
	Other	4 a 20	833,272	(163,581)	**669,691**	**486,030**
			5,001,378	**(2,213,863)**	**2,787,515**	**2,367,420**
b)	**Consolidated**					
	Land		196,101		**196,101**	**190,424**
	Buildings and constructions	2 a 4	376,002	(185,849)	**190,153**	**192,258**
	Machinery, equipment and installations	5 a 20	2,767,385	(1,739,627)	**1,027,758**	**1,046,504**
	Construction in progress		591,867		**591,867**	**404,860**
	Forestation and Reforestation	(*)	567,312	(142,063)	**425,249**	**294,319**
	Other	4 a 20	836,808	(165,077)	**671,731**	**487,898**
			5,335,475	**(2,232,616)**	**3,102,859**	**2,616,263**

(*)Depletion calculated based on timber extraction.

Depreciation and depletion for the year were substantially allocated to cost of production.

Property, plant and equipment include net capitalized interest in the amount of R$ 47,417 (accumulated), of which R$ 15,577 is recorded from January to March 2007.

9 DEFERRED CHARGES

				03/31/2007	12/31/2006
		Cost	Accumulated amortization	Net	Net
Company					
Implementation and preoperating costs	(i)	28,090	23,101	4,989	5,222
Reorganization and installation costs	(i)	1,144	701	443	440
Implementation and preoperating costs - MA 1100 Project	(ii)	67,202		67,202	48,970
Other		936	787	149	166
		97,372	**24,589**	**72,783**	**54,798**
Consolidated					
Other		3,543	599	2,944	2,936
		100,915	**25,188**	**75,727**	**57,734**

(i) Refers to preoperating costs of the bleaching and soda-chlorine units of Klabin S.A. which are being amortized over ten years, as well as implementation and preoperating costs of various projects of the industrial divisions, which are being amortized over five years.

(ii) Includes preoperating expenses to be amortized with the beginning of operating activities.

Amortization for the year was substantially allocated to cost of production.

10 LOANS AND FINANCING

(a) Balances

					Company
	Annual			03/31/2007	12/31/2006
	interest (%)	Current	Noncurrent	Total	Total
In local currency					
. BNDES (National Bank for Economic and Social Development)	7.6 to 10.5	30,633	849,993	880,626	748,702
. FINAME (National Equipment Financing Authority)	10.0 to 10.5	3,012	1,414	4,426	4,373
. Export credit	103.0 to 109.5 of CDI	119,176	60,000	179,176	184,473
. Working capital	106.1 to 107.0 of CDI	6,335	133,000	139,335	136,619
. Other	1.0 to 8.7	445	12,749	13,194	12,398
		159,601	**1,057,156**	**1,216,757**	**1,086,565**
In foreign currency (*)					
. Property, plant and equipment	7.2	738		738	1,573
. Export	5.5 to 6.9	105,830	1,131,821	1,237,651	1,102,106
. Other	7.5 to 8.1	7,493	449,462	456,955	427,278
		114,061	**1,581,283**	**1,695,344**	**1,530,957**
		273,662	**2,638,439**	**2,912,101**	**2,617,522**

Long-term maturities:	
2008	104,266
2009	240,078
2010	351,216
2011	437,223
2011	455,578
2012	452,637
2013	264,955
2014	202,099
2015	74,609
2016	2,585
2017	1,830
2019	51,363
	2,638,439

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Annual interest (%)	Weighted average rate (%)				Consolidated
					03/31/2007	12/31/2006
			Current	Noncurrent	Total	Total
In local currency						
. BNDES (National Bank for Economic and Social Development)	7.6 to 10.5	8.5	30,633	849,993	880,626	748,702
. FINAME (National Equipment Financing Authority)	10.0 to 10.5	10.0	3,012	1,414	4,426	4,373
. Export credit	103.0 to 109.5 of CDI	13.6	119,176	60,000	179,176	184,473
. Working capital	106.1 to 107.0 of CDI	13.6	6,335	133,000	139,335	136,619
. Other	1.0 to 8.7	6.8	445	12,749	13,194	12,398
			159,601	**1,057,156**	**1,216,757**	**1,086,565**
In foreign currency (*)						
. Property, plant and equipment	7.2	7.0	738		738	1,573
. Export	5.5 to 6.9	6.4	105,830	1,131,821	1,237,651	1,102,106
. Other	7.3 to 8.1	7.8	14,014	494,315	508,329	481,826
			120,582	**1,626,136**	**1,746,718**	**1,585,505**
			280,183	**2,683,292**	**2,963,475**	**2,672,070**

Long-term maturities:	
2008	110,674
2009	252,893
2010	364,031
2011	450,038
2011	455,578
2012	452,637
2013	264,955
2014	202,099
2015	74,609
2016	2,585
2017	1,830
2019	51,363
	2,683,292

(*) In US dollars.

b) Collaterals

Financing is collateralized by land, buildings, improvements, machinery, equipment and installations of the Correia Pinto plant (State of Santa Catarina) and Monte Alegre plant (State of Paraná), guarantee deposits, as well as guarantees and sureties from controlling shareholders.

11 DEBÊNTURES

The Debenture Public Offering Program in the total amount of R$ 1,000,000 was approved at the Board of Directors' Meeting on November 3, 2004.

In December 2004, with base date of November 1, 2004, Klabin issued 31,405 debentures of its 5th issue. The debentures are book entry, single series, registered, and nonconvertible into shares, have a par value of R$ 10 and total value of R$ 314,050, carry semiannual interest of 105.5% of CDI (interbank deposit rate), and have final maturity in November 2007.

12 RESERVE FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and the opinion of their legal counsel, Klabin S.A. and its subsidiaries recorded, in noncurrent liabilities, reserves for probable losses, as shown below:

	Company and Consolidated					
	03/31/2007			12/31/2006		
Nature of the Contingency	Escrow Deposits	Provision	Net Liability	Escrow deposits	Provision	Net Liability
Tax:						
. PIS/COFINS	15,141	(15,141)		14,028	(14,028)	
. CPMF	8,646	(8,646)		8,610	(8,610)	
. Other	8,487	(16,438)	(7,951)	8,948	(16,422)	(7,474)
	32,274	(40,225)	(7,951)	31,586	(39,060)	(7,474)
Labor	3,767	(36,519)	(32,752)	3,713	(36,691)	(32,978)
Civil	25	(4,336)	(4,311)	25	(4,310)	(4,285)
	36,066	**(81,080)**	**(45,014)**	**35,324**	**(80,061)**	**(44,737)**

	Company and Consolidated			
	03/31/2007			
Changes in reserve	Tax	Labor	Civil	Net liability
Balance as of December 31, 2006	(7,474)	(32,978)	(4,285)	**(44,737)**
. Additions	(477)	(246)	(27)	**(750)**
. Write-offs		473		**473**
Balance as of March 31, 2007	(7,951)	(32,751)	(4,312)	**(45,014)**

PIS/COFINS

In a decision published in the Official Gazette, the Federal Supreme Court ruled that PIS and COFINS on the increased tax basis were undue. Such decision became final and unappealable in February 2006 and, accordingly, the Company reversed the reserve for contingencies in the amount of R$ 55,510, for which there were escrow deposits. The Company recorded a tax credit available for offset in the amount of R$ 74,937, arising from amounts paid at that time.
The effects on income from January to March 2006 are as follows:

Other operating income	6,580
Financial	119,649
Income and social contribution taxes	(42,918)
	83,311

The remaining balance of the reserve refers substantially to a lawsuit regarding levy of PIS on nonoperating revenues.

CPMF

The Company is challenging the levy of CPMF on transactions involving its export revenues. This lawsuit is at the Federal District Court in the State of São Paulo, awaiting decision on the appeal filed on its behalf at the Federal Regional Court.

Labor

Labor lawsuits refer principally to overtime, hazardous duty premium and health hazard premium.

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits involving risks of possible loss: tax R$ 134,318; labor R$ 55,315 and civil R$ 26,865. Based on an individual analysis of lawsuits and the legal counsel's opinion, management understands that the lawsuits assessed as possible losses do not require any provision.

13 SHAREHOLDERS' EQUITY

(a) Changes

Balances as of December 31, 2006	**2,460,771**
Prior year dividend adjustment	53
Tax incentives	162
Income tax on revaluation reserve	(178)
Net income	165,494
Buyback of shares	(39,307)
Balances as of March 31, 2007	**2,586,995**

(b) Capital

At the Annual Shareholders' Meeting held on March 14, 2007, the shareholders approved a capital increase in the amount of R$ 400,000, of which R$ 891from capital reserves and R$ 399,109 from profit reserves, without issuance of shares. Capital was increased to R$ 1,500,000.

(c) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of March 31, 2007	84,695
Monetary restatement determined by Law No. 8200/91,	
Included in revaluation reserve	(45,155)
Tax effects	(13,444)
	26,096

(d) Treasury shares

As of March 31, 2007 the Company held 13,485,100 preferred shares in treasury (5,757,000 as of December 31, 2006).

During the period, 7,728,100 preferred shares were acquired at the average cost of R$ 5.09 per share, totaling R$ 39,307, with a minimum cost of R$ 4.73 and a maximum cost of R$ 5.48. The purpose of holding these treasury shares was to invest available cash. The average price of this class of shares on March 29, 2007 traded on the São Paulo Stock Exchange was R$ 4.83.

At the Extraordinary Meeting of the Board of Directors held on March 6, 2007, the Board approved the buyback of up to 45,386,142 preferred shares to be held in treasury and subsequently sold or cancelled, without any capital reduction.

14 FINANCIAL INSTRUMENTS

a) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

c) Fair values

In March 31, 2007 the fair values of cash and cash equivalents, temporary cash investments, accounts receivable and payable approximate the carrying values recorded in the financial statements due to their short-term nature. The fair values of loans and financing approximate their carrying values recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any time at their carrying value.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

15 STATEMENT OF CASH FLOWS

	Company		Consolidated	
	03/31/2007	03/31/2006	03/31/2007	03/31/2006
Cash flows from operating activities				
Net income	165,494	162,654	165,494	162,654
Items not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	54,544	59,860	60,093	64,021
. Loss on sale of assets	1,012	(143)	882	(143)
. Deferred income and social contribution taxes	13,841	45,286	14,615	46,143
. Interest and exchange variation on loans and financing	(1,598)	49,275	(2,877)	45,916
. Capitalized interest	(15,577)		(15,577)	
. Equity in subsidiaries	(85,507)	(66,352)	35	200
. Exchange variation on foreign investments			872	1,931
. Minority interest			3,327	4,392
. Recognition (reversal) of reserve for contingencies	277	(51,368)	277	(51,368)
. Tax credit available for offset		(74,937)		(74,937)
. Other	(7,437)		(7,437)	
Decrease (increase) in assets				
. Accounts receivable	(37,092)	(15,494)	(5,512)	(25,610)
. Inventories	6,318	(7,392)	562	(12,443)
. Recoverable taxes	(60,266)	(9,860)	(61,443)	(9,538)
. Prepaid expenses	4,840	(2,701)	4,909	(2,663)
. Other receivables	(6,732)	23,215	(7,414)	25,309
Increase (decrease) in liabilities				
. Trade accounts payable	67,334	(45,129)	60,080	(50,438)
. Taxes payable	15,917	32,622	15,951	32,637
. Provision for income and social contribution taxes	26,129	(29,113)	26,066	(28,969)
. Salaries, vacation and payroll charges	(16,149)	(5,653)	(16,422)	(5,755)
. Other payables	12,827	15,456	12,452	8,272
Net cash provided by operating activities	**138,175**	**80,226**	**248,933**	**129,611**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

Cash flows from investing activities:				
. Temporary cash investments		39,521		39,521
. Purchase of property, plant and equipment	(501,372)	(28,337)	(532,241)	(44,219)
. Increase in deferred charges	(18,276)	(1,072)	(18,289)	(1,203)
. Sale of property, plant and equipment	1,258	221	1,266	221
. Intercompany loans		143		
. Dividends received from subsidiaries	34,855	66,801		
. Escrow deposits	7,054	(1,022)	7,049	(1,205)
Net cash provided by (used in) investing activities	**(476,481)**	**76,255**	**(542,215)**	**(6,885)**
Cash flows from financing activities:				
. Borrowings	391,719	551,353	391,719	551,353
. Repayment of loans	(38,567)	(412,240)	(38,567)	(412,240)
. Payment of interest	(46,724)	(41,389)	(48,619)	(43,320)
. Capital contribution to subsidiaries by minority shareholders			640	1
. Buyback of shares	(39,307)		(39,307)	
. Dividends paid	(110,006)		(110,006)	
. Other	56	(12)	56	(4)
Net cash provided by (used in) financing activities	**157,171**	**97,712**	**155,916**	**95,790**
INCREASE IN CASH AND CASH EQUIVALENTS	**(181,135)**	**254,193**	**(137,366)**	**218,516**
Cash and cash equivalents at beginning of year	1,762,368	998,383	2,290,181	1,428,923
Cash and cash equivalents at end of year	1,581,233	1,252,576	2,152,815	1,647,439
	(181,135)	**254,193**	**(137,366)**	**218,516**

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 3/31/2007	4 – 12/31/2006
1	Total Assets	6,545,378	6,123,453
1.01	Current Assets	3,026,305	3,142,402
1.01.01	Cash and cash equivalents	2,152,815	2,290,181
1.01.01.01	Cash and banks	42,347	31,618
1.01.01.02	Temporary cash investments	2,110,468	2,258,563
1.01.02	Receivables	393,870	388,358
1.01.02.01	Trade accounts receivable	557,098	542,478
1.01.02.02	Other receivables	(163,228)	(154,120)
1.01.02.02.01	Discounted exchange and trade receivables	(135,980)	(126,763)
1.01.02.02.02	Allowance for doubtful accounts	(27,248)	(27,357)
1.01.03	Inventories	274,901	275,956
1.01.04	Other	204,719	187,907
1.01.04.01	Recoverable taxes	142,801	128,963
1.01.04.02	Prepaid expenses	8,768	2,232
1.01.04.03	Prepaid expenses - subsidiaries	3,450	7,434
1.01.04.04	Notes receivable	2,683	2,745
1.01.04.05	Other receivables	47,017	46,533
1.02	Noncurrent Assets	3,519,073	2,981,051
1.02.01	Long-term assets	331,385	304,420
1.02.01.01	Sundry receivables	-	-
1.02.01.02	Receivables from related parties	-	-
1.02.01.02.01	Affiliates	-	-
1.02.01.03	Other	331,385	304,420
1.02.01.03.01	Deferred income and social contribution taxes	96,581	109,911
1.02.01.03.02	Escrow deposits	86,480	93,529
1.02.01.03.03	Taxes available for offset	99,883	52,278
1.02.01.03.04	Prepaid expenses	5,297	5,324
1.02.01.03.05	Other receivables	41,683	41,882
1.02.01.03.06	Notes receivable	1,461	1,496
1.02.02	Permanent assets	3,187,688	2,676,631
1.02.02.01	Investments	9,102	2,634
1.02.02.01.01	In affiliated companies	-	-
1.02.02.01.03	In subsidiaries	477	510
1.02.02.01.05	Other investments	8,625	2,124
1.02.02.02	Property, plant and equipment	3,102,859	2,616,263
1.02.02.03	Intangible	-	-
1.02.02.04	Deferred charges	75,727	57,734

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 3/31/2007	4 - 12/31/2006
2	Total liabilities and shareholders' equity	6,545,378	6,123,453
2.01	Current liabilities	1,057,684	1,072,587
2.01.01	Loans and financing	280,183	285,548
2.01.02	Debentures	330,803	320,552
2.01.03	Trade accounts payable	272,452	212,514
2.01.04	Taxes payable	75,672	33,473
2.01.04.01	Other taxes	40,190	24,239
2.01.04.02	Provision for income and social contribution taxes	35,482	9,234
2.01.05	Dividends payable	-	110,003
2.01.06	Provisions	-	-
2.01.07	Payables to related parties	1,646	1,504
2.01.08	Other	96,928	108,993
2.01.08.01	Salaries, vacation and payroll charges	48,060	64,482
2.01.08.02	Other payables	48,868	44,511
2.02	Noncurrent liabilities	2,784,479	2,477,842
2.02.01	Long-term liabilities	2,784,479	2,477,842
2.02.01.01	Loans and financing	2,683,292	2,386,522
2.02.01.02	Debentures	-	-
2.02.01.06	Other	101,187	91,320
2.02.01.06.01	Deferred income and social contribution taxes	2,669	1,384
2.02.01.06.02	Provision for contingencies	45,014	44,737
2.02.01.06.03	Other payables	53,504	45,199
2.02.02	Deferred income	-	-
2.03	Minority interest	116,220	112,253
2.04	Shareholders' equity	2,586,995	2,460,771
2.04.01	Capital	1,500,000	1,100,000
2.04.02	Capital reserves	84,150	84,879
2.04.02.01	Special Restatement – Law N° 8200/91	83,986	83,986
2.04.02.02	Tax incentives	164	893
2.04.03	Revaluation reserves	84,695	85,220
2.04.03.01	Own assets	84,695	85,220
2.04.04	Profit reserves	752,309	1,190,672
2.04.04.01	Legal	111,951	111,951
2.04.04.02	Statutory	705,544	1,104,600
2.04.04.03	Contingencies	-	-
2.04.04.07	Other Profit reserves	(65,186)	(25,879)
2.04.04.07.01	Treasury shares	(65,186)	(25,879)
2.04.05	Retained earnings	165,841	-

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3- 1/01/2007 To 3/31/2007	4- 1/01/2007 to 3/31/2007	5- 1/01/2006 To 3/31/2006	6- 1/01/2006 To 3/31/2006
3.01	Gross revenue from sales and/or services	822,530	822,530	775,288	775,288
3.02	Deductions	(131,990)	(131,990)	(130,130)	(130,130)
3.03	Net revenue from sales and/or services	690,540	690,540	645,158	645,158
3.04	Cost of sales and/or services	(435,880)	(435,880)	(414,183)	(414,183)
3.05	Gross profit	254,660	254,660	230,975	230,975
3.06	Operating (expenses) income	(41,921)	(41,921)	(14,889)	(14,889)
3.06.01	Selling	(66,827)	(66,827)	(63,501)	(63,501)
3.06.02	General and administrative	(41,796)	(41,796)	(39,743)	(39,743)
3.06.03	Financial, net	69,385	69,385	94,012	94,012
3.06.03.01	Financial income	65,422	65,422	148,313	148,313
3.06.03.01.01	Income	77,820	77,820	156,400	156,400
3.06.03.01.02	Exchange gain	(12,398)	(12,398)	(8,087)	(8,087)
3.06.03.02	Financial expenses	3,963	3,963	(54,301)	(54,301)
3.06.03.02.01	Expenses	(58,012)	(58,012)	(59,716)	(59,716)
3.06.03.02.02	Exchange loss	61,975	61,975	5,415	5,415
3.06.04	Other operating income	1,325	1,325	8,249	8,249
3.06.05	Other operating expenses	(3,973)	(3,973)	(13,706)	(13,706)
3.06.06	Equity in subsidiaries	(35)	(35)	(200)	(200)
3.07	Income from operations	212,739	212,739	216,086	216,086
3.08	Nonoperating income, net	5,998	5,998	143	143
3.08.01	Income	8,721	8,721	221	221
3.08.02	Expenses	(2,723)	(2,723)	(78)	(78)
3.09	Income before taxes and profit sharing	218,737	218,737	216,229	216,229
3.10	Provision for income and social contribution taxes	(35,301)	(35,301)	(3,040)	(3,040)
3.11	Deferred income tax	(14,615)	(14,615)	(46,143)	(46,143)
3.12	Statutory profit sharing/contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on capital	-	-	-	-
3.14	Minority interest	(3,327)	(3,327)	(4,392)	(4,392)
3.15	Net income	165,494	165,494	162,654	162,654
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	904,198	904,198	917,683	917,683
	EARNINGS PER SHARE	0.18303	0.18303	0.17724	0.17724
	LOSS PER SHARE				

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Initial Considerations

The information presented herewith in connection with the Company's operations and finances in 3Q06, 3Q05, 9M06 and 9M05 consists of consolidated figures stated in local currency (R$), in accordance with the generally accepted accounting practices adopted in Brazil, except where otherwise indicated.

Key Figures

R$ million	1Q07	4Q06	1Q06	1Q07/ 4Q06	1Q07/ 1Q06
Net Revenue	691	695	645	-0.6%	7.0%
% Exports	29%	27%	25%		
EBITDA	203	184	186	10.8%	9.2%
EBITDA Margin	29%	26%	29%		
Net Income	166	111	163	49.5%	1.7%
Net Debt	1,142	702	282	62.5%	305.5%
Net Debt/EBTIDA (annualized)	1.4	1.0	0.4		
Capex	551	331	45	66.5%	1112.6%
Production Volume - 1,000 t (*)	381	403	382	-5.3%	-0.3%
Sales Volume - 1,000 t	359	357	340	0.4%	5.7%
% Exports	42%	40%	39%		

(*) Figures related to paper, boards and recycled paper production, do not considered corrugated boxes and industrial bags.

Operating Economic and Financial Performance

Production Volume

The production of paper and coated boards in the 1Q07 reached 381.3 thousand tons, stable when compared with the 1Q06 and 5% lower than the 4Q06.


381
403
382
1Q07
4Q06
1Q06
thousand tons

Paper and coated boards mills, as well as industrial bags converting plants ran at full capacity and corrugated boxes converters ran stable when compared with 1Q06.

The Otacílio Costa (SC) mill had its maintenance shutdown in the quarter. During the shutdown, economizers were totally changed and radiant superheaters replaced to improve the recovery boiler performance.

Sales Volume

Sales volume in the 1Q07, excluding wood, reached 358.9 thousand tons, 6% higher than 1Q06 and stable when compared with the 4Q06.

Exports volume in the 1Q07 totaled 150.5 thousand tons, 14% and 5% higher than 1Q06 and 4Q06, respectively, with exports of kraftliner in the spotlight.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sales Volume by Market

Thousand tons


359
357
340
42%
58%
40%
60%
39%
61%
1Q07
4Q06
1Q06
Domestic Market
Foreign Market

Sales Volume by Product – 1Q07


Industrial Bags 9%
Others 2%
Kraftliner 34%
Corrugated Boxes 30%
Coated Boards 25%
does not include wood

Net revenue

Net revenue in the 1Q07, including wood, totaled R$ 690.5 million, 7% higher than the same period of 2006 and 1% lower than 4Q06.

The highlights were net revenues of kraftliner and coated boards, which increased 17% and 12% compared with 1Q06.

Net Revenue by Market

R$ million


691
695
645
29%
71%
27%
73%
25%
75%
1Q07
4Q06
1Q06
Domestic Market
Foreign Market

Net Revenue by Product – 1Q07


Wood 9%
Others 2%
Kraftliner 21%
Industrial Bags
Corrugated Boxes 29%
Coated Boards 26%
includes wood

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Exports Destination

Volume - 1Q07


North America
1%
Africa
Asia
10%
Latin
America
48%
Europe
31%

Net Revenue - 1Q07


North America
1%
Africa
Asia
11%
Latin
America
63%
Europe
27%

Operating Results

Cost of goods sold in the 1Q07 was R$ 435.9 million, representing 63.1% of net revenue, a drop of 1 bp compared with 1Q06 and 4Q06.

Gross profit in the 1Q07 was R$ 254.7 million, 10% and 2% higher than 1Q06 and 4Q06. Gross margin in the quarter reached 37%, 1 bp higher than 1Q06 and 4Q06.

Selling expenses in the 1Q07 reached R$ 66.8 million, 5% higher than 1Q06 and 3% lower than 4Q06. Freights represented 65% of total selling expenses.

Operating expenses totaled R$ 111.3 million in the 1Q07, 2% higher than 1Q06 and 9% lower than 4Q06. The cost reduction program, which begun in 2006, remains in 2007 and will be fully implemented in 2008.

Operating result before financial revenues (EBIT) in the 1Q07 reached R$ 143.4 million, an increase of 17% and 13% when compared with 1Q06 and 4Q06, respectively.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating Cash Generation (EBITDA)

Operating cash generation (EBITDA) reached R$ 203.5 million in the 1Q07, with margin of 29%. Non-recurrent revenues affected EBITDA in the 1Q06, the same not occurred in 2007.


EBITDA and EBITDA Margin
29%
25%
24%
26%
29%
186
169
170
184
203
1T06
2T06
3T06
4T06
1T07
EBITDA - R$ Million
EBITDA Margin

Financial Result and Indebtedness


EBITDA QoQ Variation - R$ Million
184
EBITDA Margin 26%
-6
5
-3
14
10
203
EBITDA Margin 29%
EBITDA 4Q06
Volume
Price
Exchange Rate
COGS
Operational Expenses
EBITDA 1Q07

Net financial result totaled R$ 69.4 million of revenue in the 1Q07, against financial revenues of R$ 94.0 million and R$ 22.0 million in 1Q06 and 4Q06, respectively. It is important to emphasize that 1Q06 results were affected by a reversal in the provision for contingencies related to PIS and COFINS in the amount of R$ 119.6 million.

In the first quarter of 2007, new export financing totaled US$ 125.0 million, with average maturity of eight years and interest rates slightly over LIBOR.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In March of 2007, BNDES disbursed to Klabin the amount of R$ 115.5 million, as part of the financing for MA 1100 Project. Total amount financed is R$ 1.7 billion, bearing interest at TJLP plus a spread below 2% per year.

Long-term debt jumped to 81% in the 1Q07, stretching average debt maturity to 53 months.

Net debt/EBITDA ratio was 1.4x in Mar'07, reflecting the increase in disbursements related to MA 1100 Project and shareholders dividends, paid annually in March and September.

Financing (R$ million)	03/31/2007			12/31/2006		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short Term	490.4	120.6	611.0	471.8	134.3	606.1
Long Term	1,057.2	1,626.1	2,683.3	935.3	1,451.2	2,386.5
Gross Debt	**1,547.6**	**1,746.7**	**3,294.3**	**1,407.1**	**1,585.5**	**2,992.6**
Cash and Cash Equivalents			(2,152.8)			(2,290.2)
Net Debt			**1,141.5**			**702.4**


Net Debt QoQ - R$ Million
702
-203
-52
551
143
1,141
Net Debt 4Q06
EBITDA
Working Capital
Capex
Others
Net Debt 1Q07

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Income

Net income in the 1Q07 reached R$ 165.5 million, an increase of 2% and 50% compared with 1Q06 and 4Q06, respectively.

R$ million	1Q07	1Q06	1Q07/ 1Q06
Net Income	**166**	**163**	**1.8%**
Non-Operating Results	(6)	0	
Financial Result (Reversal in the Provision for Contingencies Related to PIS/COFINS)	0	(94)	
EBITDA (Reversal in the Provision for Contingencies Related to PIS/COFINS)	0	(7)	
Income Taxes over Non-Recurring Results	0	35	
Net Income (before extraordinary adjustments)	**160**	**97**	**65.1%**

Business Performance

BUSINESS UNIT - FORESTRY

Klabin handled 1.8 million tons of Pine and Eucalyptus logs, as well as woodchips and biomass for energy generation in the 1Q07, volume 5% lower than 1Q06 and 2% higher compared with 4Q06. The amount transferred to the mills in Parana, Santa Catarina and São Paulo totaled 1.1 million tons.

Sales volume of logs to sawmills and laminators totaled 626.3 thousand tons in the 1Q07, 10% lower than 1Q06 and 16% higher than 4Q06.

Net revenue from logs sales to third parties in the 1Q07 reached R$ 60.3 million, 11% lower than 1Q06 and stable when compared with 4Q06.

The intense rainfall in the quarter affected positively wood sales for third parties. Intense rainfall slows down wood harvest, nevertheless, due to the best infrastructure of roads and systems, Klabin had the harvest less prejudiced than its competitors did, leading many sawmills to buy from Klabin.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

However, the slowdown in the US housing construction activity continues to affect negatively wood sales for third parties. In March, seasonally adjusted annual rate of new privately owned housing starts in the US was 1.5 million, 1% higher than February, but 23% lower than March 2006.


"US New Privately Owned Housing Units Started"
Seasonally Adjusted Annual Rate
Millions
2,500
2,000
1,500
1,000
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Source: U.S. Census Bureau

At the end of the 1Q07, Klabin held 386 thousand hectares of land, 319 thousand hectares owned and 67 thousand hectares leased. The amount of 198 thousand hectares are planted forest, while 149 thousand hectares are Pine and 49 thousand hectares are Eucalyptus, besides 148 thousand hectares of permanent preservation areas and legal reserves. In order to prepare the company for the capacity expansion project under way, as well as future expansions, Klabin keeps investing in the increase of owned timberland and via incentive program.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

BUSINESS UNIT - PAPER

Sales volume of paper and coated boards to third parties reached 212.0 thousand tons in the 1Q07, 10% higher than 1Q06 and stable when compared with 4Q06.

Net revenue of paper and coated boards totaled R$ 317.1 million in the 1Q07, 15% higher than 1Q06 and 2% lower than 4Q06.

Exports in the 1Q07 accounted 138.8 thousand tons, 14% e 5% higher than 1Q06 and 4Q06, respectively. In the 1Q07, exports represented 65% of total volume of this unit.

Sales volume of kraftliner totaled 123.4 thousand tons in the 1Q07, 9% e 2% higher than 1Q06 and 4Q06. Export sales reached 111.0 thousand tons in the 1Q07, which represented 90% of total sales volume of this product.

Net revenue of kraftliner sales reached R$ 142.2 million in the 1Q07, 17% higher than the same period of 2006 and stable when compared with 4Q06. International prices increase and improvements in sales mix contributed to the revenue increase in the quarter.


599
553
501
496
532
590
621
667
684
2.66
2.48
2.34
2.25
2.20
2.18
2.17
2.15
2.11
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
Source: FOEX
Kraftliner FOEX (US$)
R$/US$

The hike of kraftliner prices continued in the 1Q07, when Klabin implemented most of the price increase announced in the previous quarter.

The rise in kraftliner prices reflects the growing demand for coated boards and corrugated boxes and the rise of recycled paper prices in February and March.

Sales volume of coated boards in the 1Q07 reached 88.6 thousand tons, 11% higher when compared with 1Q06 and 4% lower than 4Q06. Net revenue reached R$ 174.9 million in the 1Q07, 12% higher than 1Q06 and 3% lower than 4Q06.

Exports of coated boards totaled 27.8 thousand tons in the 1Q07, 40% and 13% higher than 1Q06 and 4Q06.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

BUSINESS UNIT - CORRUGATED BOXES

Preliminary data provided by Brazilian Association of Corrugated Boxes (ABPO) indicates that shipment of boxes, sheets and accessories totaled 544 thousand tons in the 1Q07, 3% higher than 1Q06. The growth of ABPO reflects the recovery of Brazilian economy.

Klabin's shipments of corrugated boxes and sheets reached 107.4 thousand tons, stable when compared with the same period of last year and a rise of 2% compared with 4Q06. Net revenue in the 1Q07 totaled R$ 201.3 million.


Brazilian shipments of corrugated boxes - thousand tons
518
464
492
497
526
544
1Q02
1Q03
1Q04
1Q05
1Q06
1Q07
Source: ABPO

The highlights of the quarter were sales of frozen products, driven by exports of meat and poultry, as well as sales of boxes for the tobacco industry.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

BUSINESS UNIT - INDUSTRIAL BAGS

Klabin is the market leader in the industrial bags industry. The housing construction (cement bags) and agribusiness (seed bags) are the main consumption markets.

Sales volume of industrial bags in the 1Q07 totaled 31.5 thousand tons, 10% and 3% higher than 1Q06 and 4Q06. Net revenue in the 1Q07 reached R$ 96.6 million, 9% and 4% higher when compared with 1Q06 and 4Q06.

The industrial bags unit has been affected positively by the housing construction industry. According to data provided by the National Union of the Cement Industry, cement consumption increased 3% in January and February when compared with the same period of 2006.


Consumption of National Cement Production
Million tons
4.0
3.0
2.0
1.0
0.0
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2005
2006
2007
Source: National Cement Industy Association (SNIC)

Export sales volume in the 1Q07 reached 8.3 thousand tons, an increase of 14% and 12% when compared to the 1Q06 and 4Q06, respectively.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Capex

The main investments made in 1Q07 are listed hereafter:

R$ Million	Completed 1Q07	Planned 2007
Others	86	300
MA 1100 Project	465	1,426
Total	**551**	**1,726**


1Q07
MA 1100 Project 84%
Forestry 6%
Paper 7%
Corrugated Boxes 1%
Industrial Bags 1%
Others 1%

The project that will increase the production of coated boards in the Monte Alegre mill is running strictly on schedule. Now that the most important civil works and equipments assembling are finished, project reached 60% of completion.

Until March, investment in the MA 1100 Project totaled R$ 1.0 billion.

In October, paper machine #9 (PM9) begins the production for tests and operating adjustments. As soon as the recovery boiler starts to run, in the middle of November, PM9 will have concluded the adjustments phase. In 2008, the new machine will run at 80% of full capacity.

In April, when the phase of equipments installation and assembling starts, there will be 4,500 workers in the project site.

It is important to highlight the investment under way at the Jundiai (SP) converting plant, where the equipment and the software for automation and management of production process have been installed. The Project aims to double plant productivity. The unit also received the equipment that will manufacture shipping pallets of corrugated paper, which is a promising product and marketing efforts have already begun.

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1-ITEM	2-COMPANY NAME	3 - CNPJ	4 - CLASSIFICATION	5 - % OF NET EQUITY OF INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE QUARTER (Units)		9 – NUMBER OF SHARES IN THE PRIOR PERIOD (Units)	
01	KLABIN LIMITED		Unlisted subsidiary company	100.00	11.04
Commercial, Industrial and Other		6		6	
02	KLABIN TRADE		Subsidiary's/affiliate's investee	99.50	3.24
Commercial, Industrial and Other		1		1	

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	01
2 – ORDER No.	5th
3 –CVM REGISTRATION No.	CVM/SRE/DEB – 2004/041
4 –CVM REGISTRATION DATE	12/06/2004
5 – SERIES ISSUED	SINGLE
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	11/01/2004
9 – MATURITY DATE	11/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – PREVAILING REMUNERATION CONDITIONS	6-mo. interest of 105.5% of CDI
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Brazilian reais – R$)	10,000.00
14 – AMOUNT ISSUED (R$ 000)	314,050
15 – QUANTITY OF DEBENTURES ISSUED (UNITS)	31,405
16 – OUTSTANDING DEBENTURES (UNITS)	31,405
17 – DEBENTURES IN TREASURY (UNITS)	0
18 – DEBENTURES REDEEMED (UNITS)	0
19 – DEBENTURES CONVERTED (UNITS)	0
20 – UNPLACED DEBENTURES (UNITS)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	05/02/2007

15.01 – INVESTMENT PROJECTS

Consolidated investments in the first quarter of 2007 were R$ 550.5 million invested in the main projects, including R$ 18.3 million of deferred charges:

• Implementation of the MA 1100 Project, increase in production of the Monte Alegre, Paraná, plant - R$ 464.6 million;

• Acquisition of forests and forestation - R$ 31.3 million;

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF MARCH 31, 2007.

1 COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

(a) Company's ownership interest

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Klabin Irmãos & Cia.	163,797,753	51.70	-	-	163,797,753	17.85
Niblak Participações S.A.	24,699,654	7.80	-	-	24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.03	17,985,087	2.99	81,443,692	8.87
The Bank Of New York ADR Department (*)	-	-	59,008,535	9.82	59,008,535	6.43
BNDES Participações S.A. BNDESPAR	-	-	185,859,838	30.93	185,859,838	20.25
Treasury shares	-	-	13,485,100	2.24	13,485,100	1.47
Other (**)	64,871,551	20.47	324,517,173	54.02	389,388,724	42.44
TOTAL	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

(*) Foreign shareholders.
(**) Shareholders with less than 5% of voting capital.

(b) Ownership interest of controlling shareholders, up to the level of individuals

**CONTROLLING SHAREHOLDER/INVESTOR:
KLABIN IRMÃOS & CIA.**

	SHARES	
SHAREHOLDERS	**Number**	**%**
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*) General partnership, with capital in the amount of R$ 1,000,000.00, represented by shares of various amounts.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	Number	%
Miguel Lafer	446,458	50.00
Vera Lafer	446,458	50.00
TOTAL	892,916	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	Number	%
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	Number	%
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Sylvia Lafer Piva			17,658,895	99.99993	17,658,895	66.66662
Pedro Franco Piva			12	0.00007	12	0.00005
Horácio Lafer Piva	2,943,151	33.33334			2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	33.33333			2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	33.33333			2,943,151	11.11111
TOTAL	8,829,453	100.00000	17,658,907	100.00000	26,488,360	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Israel Klabin			328,642	70.9396	328,642	14.2862
Alberto Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Leonardo Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Stela Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Maria Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Dan Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Gabriel Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Espólio Maurício Klabin (*)	31	0.0016			31	0.0014
TOTAL	1,837,165	100.0000	463,270	100.0000	2,300,435	100.0000

(*) Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Daniel Miguel Klabin	1,627,732	53.05
Rose Klabin (*)	479,900	15.65
Amanda Klabin (*)	479,900	15.65
David Klabin (*)	479,900	15.65
TOTAL	3,067,432	100.00

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Armando Klabin	2,783	57.40
Wolff Klabin (*)	516	10.65
Daniela Klabin (*)	516	10.65
Bernardo Klabin (*)	516	10.65
José Klabin (*)	516	10.65
TOTAL	4,847	100.00

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,673,760	100.000
TOTAL	17,673,760	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
NIBLAK PART. S/A

	SHARES	
SHAREHOLDERS	COMMON	%
KL Participações Ltda.	6,076,071	25.042
GL S.A. Participações	3,038,061	12.521
KLA RO Participações Ltda.	2,686,869	11.074
DARO Participações S/A	2,686,869	11.074
DAWOJOBE Partic. S.A.	2,562,686	10.562
Armando Klabin	124,183	0.512
MEKLA DELTA Participações Ltda.	4,050,722	16.695
Pedro Franco Piva	3,038,061	12.520
TOTAL	24,263,522	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	Number	% of Capital
Miguel Lafer	2,900,000	50.000
Vera Lafer	2,900,000	50.000
TOTAL	5,800,000	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARES	
SHAREHOLDERS	Number	% of Capital
ISRAEL KLABIN	28,531	14.288
ESPÓLIO MAURICIO KLABIN	3	0.002
ALBERTO KLABIN	28,521	14.285
LEONARDO KLABIN	28,521	14.285
STELA KLABIN	28,521	14.285
MARIA KLABIN	28,521	14.285
DAN KLABIN	28,521	14.285
GABRIEL KLABIN	28,521	14.285
TOTAL	199,660	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	Number	% of Capital
ESLI Participações S.A.	1	99.999
Lilia Klabin Levine	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Joaquim Francisco M. de Carvalho	1,626,653	14.03
Fundo de Pensões Banco Espirito Santo Lisboa (*)	1,168,121	10.07
Bradesco Capitalização S.A.	1,192,483	10.28
Soc. Técnica Monteiro Aranha Ltda.	961,338	8.29
Olavo Egydio Monteiro de Carvalho	905,043	7.80
Euroamerican Finance Corporation (*)	869,820	7.50
AMC Participações S/C Ltda.	599,526	5.17
CEJMC Participações S/C Ltda.	599,526	5.17
SAMC Participações S/C Ltda.	599,526	5.17
Joaquim Álvaro M. de Carvalho	482,526	4.16
Treasury shares	195,399	1.68
Other (**)	2,397,636	20.68
TOTAL	11,597,597	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Bradesco Seguros S.A.	451.623	100,00
TOTAL	451.623	100,00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Banco Bradesco S.A.	939,998	100.00
TOTAL	939,998	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Cidade de Deus Cia Com de Participações	484,626,040	48.42	2,164,634	0.22	486,790,674	24.31
Fundação Bradesco	153,017,212	15.29	33,563,304	3.35	186,580,516	9.32
Banco Bilbao Vizcaya Argentaria S.A. (*)	50,566,602	5.05			50,566,602	2.53
Banco Espírito Santo (*)	49,385,384	4.93	23,502		49,408,886	2.47
Other (**)	263,270,874	26.31	965,703,496	96.43	1,228,974,370	61.37
TOTAL	1,000,866,112	100.00	1,001,454,936	100.00	2,002,321,048	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia Comercial de Participações

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Nova Cidade de Deus Partic. S.A.	2,574,939,991	44.78
Fundação Bradesco	1,903,839,616	33.11
Lia Maria Aguiar	417,744,408	7.26
Lina Maria Aguiar	488,038,330	8.49
Other (*)	366,156,434	6.36
TOTAL	5,750,718,779	100.00

(*) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Fundação Bradesco	101,082,737	46.30	231,332,928	98.35	332,415,665	73.29
Cx. Benef. dos Funcionários Bradesco			3,885,487	1.65	3,885,487	0.86
Elo Participações S.A.	117,230,771	53.70			117,230,771	25.85
TOTAL	218,313,508	100.00	235,218,415	100.00	453,531,923	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Lázaro de Mello Brandão	9,188,513	5.92			9,188,513	4.12
Other (*)	145,894,884	94.08	67,859,087	100.00	213,753,971	95.88
TOTAL	155,083,397	100.00	67,859,087	100.00	222,942,484	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Joaquim Monteiro de Carvalho	343,634	99.999
Other	3	0.001
TOTAL	343,637	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Celi Elisabete Júlia M. de Carvalho	2.923.469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2.923.470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 CHANGES IN OWNERSHIP INTEREST

		April 1, 2006		Change				March 31, 2007		
Shareholders	Type	Number of shares	%	Purchase Subscription	Sale	New members	Cancellation of shares	Number of shares	%	Variation %
Controlling shareholders	ON	201,804,843	63.70	98,537		386,022	(228,303)	202,061,099	63.78	0.03
	PN	111,742,175	18.60	17,170,604	(24,476,936)	28,449,950	(27,177,246)	105,708,547	17.59	(1.01)
Members of the Board of Directors	ON	34,660,163	10.94					34,660,163	10.94	(0.00)
	PN	19,178,107	3.19	1,057,354	(2,447,158)			17,788,303	2.96	(0.23)
Members of the Executive Board	ON	0	0.00					0	0	
	PN	239,038	0.04					239,038	0.04	(0.00)
Members of the Fiscal Council	ON	1,000	0.00					1,000	0.00	0.00
	PN	3,420	0.00					3,420	0.00	0.00
Treasury shares	ON	0	0.00					0	0	
	PN	0	0.00	13,485,100				13,485,100	2.24	2.24
Other Shareholders	ON	80,361,557	25.36	(98,537)		(386,022)	228,303	80,105,301	25.28	(0.08)
	PN	469,692,993	78.17	(31,713,058)	26,924,094	(28,449,950)	27,177,246	463,631,325	77.16	(1.01)
Total	**ON**	**316,827,563**	**100.00**	**0**	**0**	**0**	**0**	**316,827,563**	**100.00**	**0.00**
	PN	**600,855,733**	**100.00**	**0**	**0**	**0**	**0**	**600,855,733**	**100.00**	**(0.00)**

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

3 **NUMBER OF COMPANY'S SHARES DIRECTLY OR INDIRECTLY HELD BY CONTROLLING SHAREHOLDERS, MEMBERS OF THE EXECUTIVE BOARD AND MEMBERS OF THE BOARD OF DIRECTORS AND NUMBER OF SHARES OUTSTANDING**

03/31/2007

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling shareholders	202,061,099	63.78	105,708,547	17.60	307,769,646	33.54
Members of the Board of Directors	34,660,163	10.94	17,788,303	2.96	52,448,466	5.72
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Treasury Shares			13,485,100	2.24	13,485,100	1.47
Other Shareholders	80,105,301	25.28	463,631,325	77.16	543,736,626	59.24
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of shares outstanding	**80,106,301**	**25.28**	**463,634,745**	**77.16**	**543,741,046**	**59.25**

03/31/2006

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling shareholders	201,804,843	63.70	111,742,175	18.60	313,547,018	34.17
Members of the Board of Directors	34,660,163	10.94	19,178,107	3.19	53,838,270	5.87
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Other Shareholders	80,361,557	25.36	469,692,993	78.17	550,054,550	59.93
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of shares outstanding	**80,362,557**	**25.36**	**469,696,413**	**78.17**	**550,058,970**	**59.94**

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

4 OTHER INFORMATION

Relationship with Independent Auditors

In conformity with CVM Instruction No. 381/03, the auditing firm Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services representing more than 5% of its total fees.

The Company's policy for non-audit services contracted from its independent auditors is based on principles designed to ensure the independence of the auditors. Those principles, which follow internationally accepted standards, consist of: (a) the auditor must not audit his own work, (b) the auditor must not perform managerial jobs at his client, and (c) the auditor must not promote his client's interests.

17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED

INDEPENDENT AUDITORS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of March 31, 2007, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to above for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The individual and consolidated statements of cash flows for the quarter ended March 31, 2007 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly presented, in all material respects, in relation to the interim financial statements for the quarter ended March 31, 2007 taken as a whole.

5. We had previously, respectively, audited and reviewed the Company and consolidated balance sheets as of December 31, 2006 and the Company and consolidated statements of income and supplemental statements of cash flows for the quarter ended March 31, 2006, presented for comparative purposes, and issued an unqualified opinion thereon and an unqualified review report thereon, dated January 26, 2007 and April 20, 2006, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 23, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89,637,490/0001-45

CONTENTS

END